Exhibit 99.1

Tivity Health to Acquire Nutrisystem for $1.3 Billion in Cash and Stock

•	Combination and increased scale will create unique new value proposition for shareholders, health plans, fitness partners, members and consumers – supporting healthier lifestyles and lowering medical costs

•	With the addition of Nutrisystem, Tivity Health will deliver a unique “calories in and calories out” solution

•	Expect double digit accretion to Tivity Health’s adjusted EPS in 2020 and beyond

•	Significant potential for value creation with expected annual cost synergies of ~$30-35 million

•	New business model with projected substantial cash flow to de-lever the balance sheet

NASHVILLE, Tenn. & FORT WASHINGTON, Pa., December 10, 2018 – Tivity Health, Inc. (Nasdaq: TVTY), a leading provider of fitness and health improvement programs, and Nutrisystem, Inc. (Nasdaq: NTRI), a leading provider of weight management products and services, today announced that they have entered into a definitive agreement under which Tivity Health will acquire all of the outstanding shares of Nutrisystem for a combination of cash and stock. Under the terms of the agreement, which has been unanimously approved by the Boards of Directors of both companies, Nutrisystem shareholders will receive $38.75 per share in cash and 0.2141 Tivity Health shares for each share of Nutrisystem common stock. The transaction values Nutrisystem at an enterprise value of $1.3 billion and an equity value of $1.4 billion, or approximately $47.00 per share. The implied stock consideration of $8.25 per Nutrisystem share is based on the volume-weighted average price of Tivity Health’s stock for the 10 days ended December 3, 2018. The implied transaction consideration of $47.00 per share represents a 30% premium based on the volume-weighted average price for Nutrisystem over the last five trading days.

The combined company will be unique in offering, at scale, an integrated portfolio of fitness, nutrition and social engagement solutions to support overall health and wellness. Through this expanded portfolio, Tivity Health will be better positioned to address weight management – a major factor contributing to many chronic diseases. The diversification of Tivity Health’s portfolio and increased scale will benefit all the company’s stakeholders – including health plans, fitness partners, members and consumers – as these offerings support healthier lifestyles and can lower medical costs. Tens of millions of Americans are currently eligible for Tivity Health’s SilverSneakers®, Prime® Fitness, WholeHealth Living™and flip50™ programs, and millions of people have lost weight with Nutrisystem’s products, including Nutrisystem®, South Beach Diet® and DNA BodyBlueprint™.

This transaction will also create meaningful value for Tivity Health’s shareholders through the addition of a new independent revenue stream, cost and revenue synergies, and significant potential growth opportunities. The combination of Tivity Health’s and Nutrisystem’s highly trusted brands and strong marketing and data analytics expertise will allow the combined company to increase awareness and member enrollment and engagement across all consumer audiences. The acquisition of Nutrisystem will further elevate Tivity Health as a leading health and wellness company offering comprehensive fitness, nutrition and social engagement solutions. Based on the financial results for both companies for the 12 months ended September 30, 2018, pro forma revenue would have been approximately $1.3 billion, net income would have been approximately $135 million and adjusted EBITDA would have been approximately $223 million. See the table appended to this release for a reconciliation of non-GAAP financial measures.

“The acquisition of Nutrisystem is an exciting and transformational event for Tivity Health as we expand our portfolio of healthy lifestyle brands,” said Donato Tramuto, Tivity Health’s Chief Executive Officer. “Tivity Health and Nutrisystem share the same mission-driven culture and have highly talented, motivated colleagues. Tivity Health has the opportunity to accelerate its already impressive growth with the addition of Nutrisystem. Our combined platform has the potential to attract new users, increase enrollment, and enhance engagement among the loyal customers and members of both companies. Many of the most common chronic conditions afflicting Americans today are associated with weight management, nutrition and physical fitness, and addressing both calories in and calories out is an important part of alleviating those conditions. Today, Tivity Health manages calories out with our SilverSneakers®, Prime® Fitness and flip50™ programs; and Nutrisystem manages calories in with its weight loss solutions. We believe combining our two companies will create entirely new value propositions for our health plans, fitness partners, members and consumers.”

“Today marks an important milestone in Nutrisystem’s 45-year history, as through this transaction, we will become part of a leading health and wellness company that will offer a broad range of nutrition, fitness and social engagement solutions to our customers. This transaction will provide our shareholders with significant value and the opportunity to participate in the upside potential of the combined company through ownership of Tivity Health stock,” said Dawn Zier, President and Chief Executive Officer of Nutrisystem. “Tivity Health and Nutrisystem share a common strategic vision, mission and culture, and we look forward to working with the Tivity Health team to take the combined organization to the next level.”

Upon closing of the acquisition, Tivity Health expects to maintain all existing Nutrisystem brands, as well as Nutrisystem’s Fort Washington, PA location. Additionally, Dawn Zier will become President and Chief Operating Officer of Tivity Health reporting to Tivity Health CEO Donato Tramuto. She will be responsible for Tivity Health’s nutrition and fitness divisions and will join the company’s Board of Directors.

Transaction Details

Under the terms of the merger agreement, each outstanding share of Nutrisystem stock will be exchanged for $38.75 in cash and 0.2141 shares of Tivity Health common stock. Upon closing, Tivity Health shareholders are expected to own approximately 87% of the pro forma company on a fully diluted basis.

Tivity Health will finance the cash portion of the acquisition with fully committed term loan financing from Credit Suisse and existing cash on hand. At the closing of the transaction, Tivity Health’s pro forma net leverage is expected to be approximately 4.4x, including the benefit of identified cost synergies. Tivity Health expects to reduce net leverage to less than 3.5x by the end of 2020, and less than 2.5x by the end of 2021.

The transaction is expected to close in the first quarter of 2019, subject to the approval of Nutrisystem shareholders, the receipt of regulatory approval and other customary closing conditions.

Advisors

Credit Suisse acted as exclusive financial advisor to Tivity Health and Bass, Berry & Sims PLC served as legal counsel. Evercore acted as exclusive financial advisor to Nutrisystem and Davis Polk & Wardwell LLP served as legal counsel.

Conference Call and Webcast

Tivity Health will hold a webcast and conference call at 8:00 AM Eastern Time (7:00 AM Central Time) today to discuss this transaction. Investors will have the opportunity to listen to the conference call live by dialing (866) 393-4306 or (734) 385-2616 for international callers and referencing code 6128979. The live audio webcast and presentation slides can be accessed online by going to www.tivityhealth.com and clicking "Investors" at least 15 minutes early to register, download, and install any necessary audio software. For those who cannot listen to the live broadcast, a telephonic replay will be available for one week at (855) 859-2056 or (404) 537-3406 for international callers, code 6128979, and the replay will also be available on Tivity Health’s website for the next 12 months.

About Tivity Health, Inc.

Tivity Health, Inc. is a leading provider of fitness and health improvement programs, with strong capabilities in developing and managing network solutions. Through its existing three networks, SilverSneakers® - the nation's leading community fitness program for older adults, Prime® Fitness, and WholeHealth Living™, Tivity Health is focused on targeted population health for those 50 and over. With more than 15.6 million Americans eligible for SilverSneakers, over 10,000 fitness centers in the Prime Fitness Network, and more than 25 years of clinical and operational expertise in managing specialty health benefits and networks, including chiropractic services, physical therapy, occupational therapy, speech therapy, acupuncture, massage and complementary and alternative medicine (CAM) services, the company touches millions of consumers across the country and works directly with hundreds of healthcare practitioners and many of the nation's largest payers and employers. Learn more at www.tivityhealth.com.

About Nutrisystem, Inc.

Nutrisystem, Inc. (Nasdaq: NTRI) is a leading provider of health and wellness and weight management products and services including Nutrisystem® and South Beach Diet® brands and has helped millions of people lose weight over the course of more than 45 years. The company’s multi-brand approach to weight loss includes multiple plans for 2018. Nutrisystem plans are clinically tested, structured food delivery programs that come with the digital platform NuMi® by Nutrisystem. Additionally, the company offers multi-day kits and individual products available at select retail outlets. The company’s current product line offers customers the most meal choices, including more than 150 foods with no artificial flavors or sweeteners. Nutrisystem provides customers the flexibility to align their diet with the US Healthy Eating Meal Pattern, as recommended by the USDA Dietary Guidelines. Plans include comprehensive counseling options from trained weight loss coaches, registered dietitians and certified diabetes educators and can be customized to specific dietary needs and preferences including the Nutrisystem® D® program for people with Type 2 diabetes or pre-diabetes. For more information, go to NutrisystemNews.com and Newsroom.SouthBeachDiet.com.

Note on Forward-Looking Statements

This communication contains certain statements that are “forward-looking” statements within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These forward-looking statements are based upon current expectations and include all statements that are not historical statements of fact and those regarding the intent, belief or expectations, including, without limitation, statements that are accompanied by words such as “will,” “expect,” “outlook,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” or other similar words, phrases or expressions and variations or negatives of these words. These forward-looking statements include, but are not limited to, statements regarding the proposed merger, integration and transition plans, synergies, opportunities and anticipated future performance.  Readers of this communication should understand that these statements are not guarantees of performance or results. Many risks and uncertainties could affect actual results and cause them to vary materially from the expectations contained in the forward-looking statements.

These risks and uncertainties include, among other things: the timing and likelihood of, and any conditions or requirements imposed in connection with, obtaining required stockholder or regulatory approval of the proposed transaction; the possibility that the closing conditions to the proposed transaction may not be satisfied or waived; delay in closing the proposed transaction or the possibility of non-consummation of the proposed transaction; the risk that expected benefits, synergies and growth opportunities of the proposed transaction may not be achieved in a timely manner or at all, including that the proposed transaction may not be accretive within the expected timeframe or to the extent anticipated; the occurrence of any event that could give rise to termination of the merger agreement; the risk that stockholder litigation in connection with the proposed transaction may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; the risk that Tivity Health and Nutrisystem will be unable to retain or hire key personnel; the ability to successfully integrate Nutrisystem’s business with Tivity Health following the closing; the risk that the significant indebtedness incurred to fund the purchase price may limit Tivity Health’s ability to adapt to changes in the economy or market conditions, expose the company to interest rate risk for the variable rate indebtedness and require a substantial portion of cash flows from operations to be dedicated to the payment of indebtedness; and the risk that disruption from the proposed transaction may adversely affect Tivity Health’s and Nutrisystem’s business and their respective relationships with customers, vendors or employees. For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to both Tivity Health’s and Nutrisystem’s filings with the Securities and Exchange Commission (“SEC”). Except as required by law, neither Tivity Health nor Nutrisystem undertakes any obligation to update forward-looking statements made by it to reflect new information, subsequent events or circumstances.

Important Additional Information and Where to Find It

In connection with the proposed transaction, Tivity Health expects to file with the SEC a registration statement of Tivity Health on Form S-4 (the “registration statement”) that will include a proxy statement of Nutrisystem and that will also constitute a prospectus of Tivity Health (the “proxy statement/prospectus”). Nutrisystem expects to mail the proxy statement/prospectus to its stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT INFORMATION FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TIVITY HEALTH, NUTRISYSTEM AND THE PROPOSED TRANSACTION. The registration statement and other documents filed by Tivity Health with the SEC may be obtained free of charge at Tivity Health’s website at http://www.tivityhealth.com or at the SEC’s website at http://www.sec.gov. These documents may also be obtained free of charge from Tivity Health by requesting them by mail at Tivity Health, Inc., 701 Cool Springs Boulevard, Franklin, Tennessee 37067, Attention: Investor Relations, or by telephone at (615) 614-4576. The proxy statement/prospectus and other documents filed by Nutrisystem with the SEC may be obtained free of charge at Nutrisystem’s website at http://www.nutrisystem.com or at the SEC’s website at http://www.sec.gov. These documents may also be obtained free of charge from Nutrisystem by requesting them by mail at Nutrisystem, Inc., 600 Office Center Drive, Fort Washington, PA 19034, Attention: Investor Relations, or by telephone at (215) 346-8136.

Participants in Solicitation

Tivity Health and Nutrisystem and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Tivity Health’s directors and executive officers is available in Tivity Health’s proxy statement for Tivity Health’s 2018 annual meeting of stockholders filed with the SEC on April 13, 2018 on Schedule 14A. Information about

Nutrisystem’s directors and executive officers is available in Nutrisystem’s proxy statement for Nutrisystem’s 2018 annual meeting of stockholders filed with the SEC on March 26, 2018 on Schedule 14A. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Tivity Health or Nutrisystem as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Contacts

Tivity Health

INVESTORS:

Tommy Lewis

(615) 614-4576

tommy.lewis@tivityhealth.com

MEDIA:

Sard Verbinnen & Co.

Andrew Cole / Kaitlin Bilby

(212) 687-8080

tivityhealth-svc@sardverb.com

Nutrisystem

INVESTORS:

John Mills

(646) 277-1254

John.Mills@Icrinc.com

MEDIA:

Robin McConnell Shallow

(914) 841-5572

rshallow@nutrisystem.com

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Reconciliation of Adjusted EBITDA, Non-GAAP Basis to

Net Income, GAAP Basis

(in thousands)

	Twelve Months Ended September 30, 2018
	Tivity Health(1)	Nutrisystem(2)	Pro Forma Combined
Net income, GAAP basis	78,759	55,859	134,618
Adjustments:
Depreciation and amortization	4,392	15,292	19,684
Restructuring expense(3)	2,554	—	2,554
Interest expense (income)	11,394	(557)	10,837
Income tax expense	38,075	17,758	55,833
(Income) from discontinued operations	(761)	—	(761)
Adjusted EBITDA, non-GAAP basis(4) (5)	134,413	88,352	222,765

(1) GAAP measures are derived from Tivity Health’s Quarterly Report on Form 10-Q for the nine months ended September 30, 2018, Annual Report on Form 10-K for the fiscal year ended December 31, 2017, and Quarterly Report on Form 10-Q for the nine months ended September 30, 2017.

(2) GAAP measures are derived from Nutrisystem’s Quarterly Report on Form 10-Q for the nine months ended September 30, 2018, Annual Report on Form 10-K for the fiscal year ended December 31, 2017, and Quarterly Report on Form 10-Q for the nine months ended September 30, 2017.

(3) Tivity Health added back Restructuring expense with respect to the fourth quarter of 2017 due to a one-time restructuring event. Restructuring expense in other quarters during the twelve month period ended September 30, 2018 is considered a part of normal operation of the business, and has not been added back.

(4) Adjusted EBITDA includes stock-based compensation expense for the twelve month period ended September 30, 2018 of $6,552 for Tivity Health and $10,779 for Nutrisystem.

(5) Adjusted EBITDA is a non-GAAP financial measure. Tivity Health believes that the presentation of this non-GAAP financial measure reflects operating results that are more indicative of the combined companies’ ongoing operating performance while improving comparability to prior periods and, as such, may be useful to investors’ understanding and assessment of the combined companies’ financial performance and prospects for the future when viewed in conjunction with GAAP financial results. You should not consider Adjusted EBITDA in isolation or as a substitute for net income determined in accordance with U.S. GAAP. Additionally, because Adjusted EBITDA may be defined differently by other companies in Tivity Health’s or Nutrisystem’s respective industries, the definition presented here may not be comparable to similarly titled measures of other companies.